Exhibit 99.82

THIRD AMENDMENT TO

OPTION AGREEMENT

(California Option Assets)

This THIRD AMENDMENT TO OPTION AGREEMENT (this “Amendment”) is made effective as of March 21, 2021 (the “Amendment Date”) by and among CEFF Camarillo Property, LLC, a Delaware limited liability company (“CEFF Camarillo Propco”), CEFF Camarillo Holdings, LLC, a Delaware limited liability company (“CEFF Parent,” and, together with CEFF Camarillo Propco, the “CEFF Parties”), and Glass Investments Projects, Inc., a Delaware corporation (the “Option Holder”).

RECITALS

WHEREAS, the CEFF Parties and the Option Holder are parties to that certain Option Agreement dated as of December 28, 2018 (“Original Agreement”), as amended by (i) a First Amendment to Option Agreement (California Option Assets), dated March 23, 2020, (“First Amendment”) and (ii) a Second Amendment to Option Agreement (California Option Assets), dated February 20, 2021 (“Second Amendment”) (the Original Agreement, as amended by the First Amendment and Second Amendment, collectively, is the “Option Agreement”). Capitalized terms used but not defined herein shall have the meanings give to such terms in the Option Agreement; and

WHEREAS, the CEFF Parties and Option Holder desire to extend the expiration of the Contingency Period from 5:00 p.m. Pacific Time on March 22, 2021 to 5:00 p.m. Pacific Time on March 24, 2021 and, accordingly, to amend the Option Agreement to provide for such extension in the manner set forth below.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.          Extension of Contingency Period. The Contingency Period shall now expire at 5:00 p.m. Pacific Time on March 24, 2021.

2.          Effect. In the event of any conflict between this Amendment and the Option Agreement, the terms of this Amendment shall control. The Option Agreement, as amended by this Amendment, shall be in full force and effect and constitutes the entire agreement between the CEFF Parties and the Option Holder with respect to the transactions contemplated thereby.

3.          Benefit and Authority. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, and each party warrants and represents to the other that it has due and lawful authority to execute this Amendment.

4.          Counterparts. This Amendment may be executed in any number of counterparts (which may be delivered by facsimile or electronic mail which attaches a portable document format (.pdf) document) and each counterpart shall represent a fully executed original as if executed by all parties hereto, with all such counterparts together constituting but one and the same instrument.

The signature page follows this page.

1

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of Amendment Date.

CEFF PARTIES:

CEFF CAMARILLO PROPERTY, LLC

By:	EqCEF I, LLC, its manager

	By:	/s/ R. Thomas Amis
Name: R. Thomas Amis
Title: Principal

CEFF CAMARILLO HOLDINGS, LLC

By:	EqCEF I, LLC, its manager

	By:	/s/ R. Thomas Amis
Name: R. Thomas Amis
Title: Principal

OPTION HOLDER:

GLASS INVESTMENTS PROJECTS, INC.

By:	/s/ Jeanette Lombardo

Name:	Jeanette Lombardo
Title:	Chief Executive Officer

CAMARILLO BUYER:

GH CAMARILLO LLC

By:	/s/ Kyle D. Kazan

Name:	Kyle D. Kazan
Title:	Authorized Signatory

[Signature Page to Third Amendment to Option Agreement]

ACKNOWLEDGED AND AGREED:

MERCER PARK BRAND ACQUISITION CORP.

By:	/s/ Louis Karger

Name:	Louis Karger
Title:	Chief Executive Officer

HOUWELING NURSERIES OXNARD, INC.

By:	/s/ Kevin Doran

Name:	Kevin Doran
Title:	President

[Signature Page to Third Amendment to Option Agreement]